Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-290735

Relating to the

Preliminary Prospectus Supplement

Dated October 6, 2025

(To Prospectus Dated October 6, 2025)

PRICING TERM SHEET

October 6, 2025

Solaris Energy Infrastructure, Inc.

Offering of

$650,000,000 Aggregate Principal Amount of

0.25% Convertible Senior Notes due 2031

The information in this pricing term sheet supplements Solaris Energy Infrastructure, Inc.’s preliminary prospectus supplement, dated October 6, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Solaris Energy Infrastructure, Inc. and not to its subsidiaries.

Issuer	Solaris Energy Infrastructure, Inc.

Ticker / Exchange for Class A Common Stock	SEI / New York Stock Exchange (“NYSE”).

Trade Date	October 7, 2025.

Settlement Date	October 8, 2025.

Notes	0.25% convertible senior notes due 2031 (the “Notes”).

Principal Amount	$650,000,000 (or, if the underwriters fully exercise their option to purchase additional Notes, $747,500,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	2.25%.

Maturity	October 1, 2031, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	0.25% per annum.

Interest Payment Dates	April 1 and October 1 of each year, beginning on April 1, 2026.

Record Dates	March 15 and September 15.

Last Reported Sale Price per Share of Class A Common Stock on NYSE on October 6, 2025	$46.75.

Conversion Premium	Approximately 30.0% above the Public Offering Price per Share of Class A Common Stock in the Concurrent Delta Offering (as defined below).

Public Offering Price per Share of Class A Common Stock in the Concurrent Delta Offering	$44.00 per share of Class A common stock.

Initial Conversion Price	Approximately $57.20 per share of our Class A common stock.

Initial Conversion Rate	17.4825 shares of our Class A common stock per $1,000 principal amount of Notes.

Optional Redemption	The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after October 2, 2028 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Class A common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $100.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $634.4 million (or approximately $729.7 million if the underwriters fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use approximately $57.0 million (or approximately $65.6 million if the underwriters fully exercise their option to purchase additional Notes) of the net proceeds to fund the cost of entering into the capped call transactions described in the Preliminary Prospectus Supplement. We expect to use the remainder of the net proceeds to purchase from Solaris LLC, our operating subsidiary, a subordinated convertible note to be issued by Solaris LLC with substantially similar economic terms as the Notes (also taking into account the effect of the capped call transactions), and Solaris LLC expects to use to use such net proceeds as follows:

(i) approximately $354 million to repay in full the outstanding principal amount (plus accrued and unpaid interest and any make-whole or other prepayment premium) under and terminate the Term Loan Agreement;

(ii) approximately $92 million to purchase approximately 80 MW of new turbine capacity to be delivered late in the fourth quarter of 2025; and

(iii)  to fund future growth capital for additional power generation equipment, including new natural gas turbines and complementary “balance of plant” electrical equipment, to support customer activity.

If the underwriters exercise their option to purchase additional Notes, then we intend to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions as described in the Preliminary Prospectus Supplement and will transfer the remainder to Solaris LLC in exchange for an increase to the note it previously issued to us. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Cap Price	The cap price of the capped call transactions will initially be $88.00 per share, which represents a premium of 100% above the Public Offering Price per Share of Class A Common Stock in the Concurrent Delta Offering, and is subject to certain adjustments under the terms of the capped call transactions. See “Description of the Concurrent Capped Call Transactions” in the Preliminary Prospectus Supplement.

Concurrent Delta Offering	Concurrently with this offering, Morgan Stanley & Co. LLC, acting on behalf of itself and/or its affiliates (in such capacity, the “delta offering underwriter”), is offering, in a separate, underwritten public offering pursuant to a prospectus supplement that we have filed with the Securities and Exchange Commission, 1,800,000 shares of our Class A common stock initially at a public offering price of $44.00 per share, to facilitate hedging transactions by certain investors (the “convertible arbitrage investors”) subscribing for the Notes. We have been advised that the shares sold by the delta offering underwriter in the Concurrent Delta Offering will be borrowed from third parties, and will be: (x) purchased by the delta offering underwriter from certain convertible arbitrage investors who have sold them short to the delta offering underwriter in connection with the offering of the Notes, and/or (y) sold short by the delta offering underwriter to facilitate concurrent privately negotiated transactions between the delta offering underwriter (or its affiliates) with certain convertible arbitrage investors seeking a short exposure to our Class A common stock through a derivative, in an equal notional amount. No new shares of our Class A common stock will be issued for the Concurrent Delta Offering. The Concurrent Delta Offering and the offering of the Notes are contingent upon one another. We will not receive any proceeds from the Concurrent Delta Offering. See “The Concurrent Delta Offering” in the Preliminary Prospectus Supplement.

Book-Running Managers	Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Santander US Capital Markets LLC

CUSIP / ISIN Numbers	83419X AB4 / US83419XAB47.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs with respect to any Note and the conversion date for the conversion of such Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$44.00	$50.00	$57.20	$65.00	$74.36	$100.00	$125.00	$150.00	$200.00	$250.00	$300.00
October 8, 2025	5.2447	4.2070	3.2942	2.5757	1.9549	0.9841	0.5281	0.2839	0.0685	0.0055	0.0000
October 1, 2026	5.2447	4.2070	3.2942	2.5757	1.9549	0.9841	0.5206	0.2739	0.0637	0.0050	0.0000
October 1, 2027	5.2447	4.2070	3.2942	2.5757	1.9549	0.9319	0.4646	0.2306	0.0441	0.0010	0.0000
October 1, 2028	5.2447	4.2070	3.2942	2.5757	1.8682	0.8025	0.3665	0.1632	0.0197	0.0000	0.0000
October 1, 2029	5.2447	4.2070	3.2659	2.3234	1.5746	0.5786	0.2210	0.0763	0.0010	0.0000	0.0000
October 1, 2030	5.2447	4.0190	2.6274	1.6778	0.9937	0.2444	0.0539	0.0049	0.0000	0.0000	0.0000
October 1, 2031	5.2447	2.5174	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $300.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $44.00 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 22.7272 shares of our Class A common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

The Concurrent Delta Offering is being made pursuant to a prospectus supplement that we filed with the Securities and Exchange Commission (the “SEC”). This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Delta Offering. See “The Concurrent Delta Offering” in the Preliminary Prospectus Supplement.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department.

The information in this pricing term sheet is not a complete description of the Notes or the offering of the Notes. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.